SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                 SCHEDULE 14D-9

          SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO "THE TENDER
            OFFER -1. 4(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              Concord Fabrics Inc.
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                            (Name of Subject Company)

                              Concord Merger Corp.
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                      (Name of Person(s) Filing Statement)

                      Class A Common Stock, $.50 par value
                      Class B Common Stock, $.50 par value
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                         (Title of Class of Securities)

                         Class A Common Stock: 206219206
                         Class B Common Stock: 206219305
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                      (CUSIP Number of Class of Securities)

                            Peter A. Eisenberg, Esq.
                                 Bryan Cave LLP
                       245 Park Avenue, New York, NY 10167
                                 (212) 692-1800
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                (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and
           Communication on Behalf of the Person(s) Filing Statement)

      This Solicitation/Recommendation Statement on Schedule 14D-9 relates to the offer by Concord Merger Corp., a Delaware corporation ("Merger Corp."), to purchase all of the outstanding shares of Class A Common Stock, par value $.50 per share, and Class B Common Stock, par value $.50 per share, of Concord Fabrics Inc., a Delaware corporation (the "Company") not owned by Merger Corp., on July 29, 1999, at a price of $7.875 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in Merger Corp.'s Offer to Purchase dated August 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (a) and (b), respectively. Merger Corp. is an affiliate of the Company.

Item 1. Security and Subject Company.

      This statement relates to Class A Common Stock, par value $.50, and Class B Common Stock, par value $.50 of Concord Fabrics, Inc., a Delaware corporation (the "Company"). The Company has its principal executive office at 1359 Broadway, New York, NY 10018.

Item 2. Tender Offer of the Bidder.

      The name of the bidder is Concord Merger Corp., a Delaware corporation ("Merger Corp.") having its principal address at 1359 Broadway, New York, New York 10018. The information set forth in the Introduction, "The Tender Offer -
1. Terms of the Offer", "The Tender Offer - 2. Acceptance for Payment and Payment for Shares", and "Special Factors - 1. Background of the Offer; Contacts with the Company" of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background.

      (a) The person filing this statement is Concord Merger Corp., a Delaware corporation. Merger Corp.'s business address is 1359 Broadway, New York, NY 10018.

      (b) The information set forth in the "Introduction", "The Tender Offer -
7. Certain Information Concerning Purchaser", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", and "Special Factors - 2. Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

      The information set forth in the "Introduction", "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.


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

Item 5. Persons Retained, Employed or to be Compensated.

      Not applicable.

Item 6. Recent Transactions and Intent With Respect to Securities.

      The information set forth in the "Introduction"; "Special Factors - 1. Background of the Offer; Contacts with the Company", "Special Factors - 2. The Offer and Merger; Merger Agreement", and "Special Factors - 3. Purpose of the Offer and the Merger; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

      None of the Continuing Shareholders (as defined in the Offer to Purchase) or Merger Corp. intend to tender their shares. All of the other directors, executives and officers of the Company intend to tender their shares.

Item 7. Certain Negotiations and Transactions by the Subject Company.

      Not applicable.

Item 8. Additional Information.

      The Offer to Purchase is incorporated herein by reference.

Item 9. Material to Be Filed as Exhibits.

      (a) Form of Offer to Purchase for Cash All Outstanding Shares of Class A and Class B Common Stock of Concord Fabrics Inc., at $7.875 net per share by Concord Merger Corp., dated August 4, 1999.

      (b) Form of Letter of Transmittal, dated August 4, 1999; and

      (c) Form of Agreement and Plan of Merger, dated as of July 29, 1999 between Purchaser and the Company.


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

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  August 4, 1999
                                          --------------------------------
                                                  (Date)


                                                  /s/ Earl Kramer
                                                  ---------------
                                                  (Signature)

                                                  President
                                                  ---------
                                                  (Name and Title)


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